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                          March 4, 2022

       Oscar Iglesias
       Chief Financial Office
       Codere Online Luxembourg, S.A.
       7 rue Robert St  mper
       L-2557 Luxembourg
       Grand Duchy of Luxembourg
       R.C.S. Luxembourg: B255798

                                                        Re: Codere Online
Luxembourg, S.A.
                                                            Registration
Statement on Form F-1
                                                            Filed February 24,
2022
                                                            File No. 333-262940

       Dear Mr. Iglesias:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Michael J. Willisch,
Esq.